EXPENSE LIMITATION AGREEMENT

THIS AGREEMENT is entered into as of the [    ]th day of [        ], 2014, by and between KALMAR INVESTMENT ADVISERS (the “Adviser”) and KALMAR POOLED INVESTMENT TRUST (the “Trust”), on behalf of Kalmar “Growth-with-Value” Small/Mid Cap Fund (the “Fund”).

WHEREAS, the Adviser desires to contractually agree to reimburse certain of the Fund’s operating expenses or waive all or a portion of its advisory fee to ensure that the Fund’s total operating expenses do not exceed the amounts set forth below.

NOW, THEREFORE, the parties agree as follows:

Expense Reimbursement/Fee Waiver. The Adviser agrees that from [        ], 2014 through April 30, 2017 it will reimburse certain of the Fund’s operating expenses or waive all or a portion of its advisory fee to the extent necessary to limit “Total Annual Fund Operating Expenses” of the Institutional Class, excluding extraordinary expenses, brokerage commissions, interest and “Acquired Fund Fees and Expenses” (as defined in Form N-1A), to 1.00% of average daily net assets (the “Expense Limitation”). The Adviser will reimburse expenses attributable specifically to the Institutional Class before waiving its advisory fee or reimbursing other expenses allocated to the Fund as a whole (“Fund-wide expenses”). The “Total Annual Fund Operating Expenses” of any other class of the Fund will also be reduced to the extent the Adviser is required to waive its advisory fee or reimburses Fund-wide expenses to maintain the Expense Limitation for the Institutional Class.

Fee Recovery. The Adviser shall be entitled to recover such amounts for a period of up to three (3) years from the year in which the Adviser assumed or reimbursed the expenses of the Institutional Class or the Fund and/or waived its advisory fee, subject to approval by the Board of Trustees of the Trust, which approval shall not be unreasonably withheld. No recoupment will occur unless the expenses of the Institutional Class shares are below the Expense Limitation.

Amendment. This Agreement shall remain in full force and effect unless and until terminated, modified or otherwise revised by the mutual agreement of the parties, as provided for in writing.

Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Executed as of the date first set forth above.

KALMAR INVESTMENT ADVISERS

By:
Name:
Title:

KALMAR POOLED INVESTMENT TRUST, on behalf of the Fund

By:
Name:
Title: